# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRISALUS LIFE SCIENCES, INC., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6272 W 91st Avenue, Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 04/30/2025
Amends the filing with accession number 0001193125-23-216997
Filed by CIK 0001988262
Persons authorized to receive notices and communications: Paul Frankenius, Frankenius Equity AB, Box 984, Boras, Sweden (V7), 501 10, 46 705 27 13 50

## Reporting persons
- Frankenius Equity AB (CIK 0001988262): type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 6,732,516; sole dispositive power 0; shared dispositive power 6,732,516; aggregate amount beneficially owned 6,732,516 (20.5% of the class)
- Paul Frankenius: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 6,732,516; shared voting power 0; sole dispositive power 6,732,516; shared dispositive power 0; aggregate amount beneficially owned 6,732,516 (20.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TRISALUS LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 6272 W 91st Avenue, Westminster, Colorado (CO), 80031
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 21, 2023 and amended on December 19, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented herein, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Frankenius Equity AB ("Frankenius Equity") and Paul Frankenius (collectively, the "Reporting Persons"). Frankenius Equity directly holds (i) 6,230,748 shares of common stock; (ii) 435,853 shares of common stock issuable upon conversion of shares of the Issuer's Series A preferred stock; and (iii) 65,915 shares of common stock issuable upon conversion of dividends within 60 days of this filing. Mr. Frankenius is the founder, a board member and the ultimate owner of Frankenius Equity. Mr. Frankenius has sole voting and sole dispositive power with respect to the securities held by Frankenius Equity and may be deemed to have beneficial ownership of the securities held by Frankenius Equity.
Residence or business address: The business address of the Reporting Persons is Box 984, 501 10 Boras, Sweden.
Present principal occupation or employment: Frankenius Equity is a limited company organized in Sweden focusing on domestic and international ventures. Paul Frankenius is a board member and ultimate owner of Frankenius Equity.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Frankenius Equity was organized in Sweden and Paul Frankenius is a citizen of Sweden.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On April 30, 2025, in connection with a private financing of the Issuer's equity securities (the "Private Placement") and as a condition of the investors entering into the purchase agreement for the Private Placement, the Issuer entered into a tender and support agreement (the "Support Agreement") with certain holders (the "Supporting Holders"), including Frankenius Equity, of shares of the Issuer's outstanding Series A preferred stock (the "Preferred Stock"). Pursuant to the Support Agreement, Frankenius Equity has committed, subject to the terms and conditions thereof, to exchange its Preferred Stock for shares of common stock in the Exchange Offer (as defined herein) to be undertaken by the Issuer. Additionally, pursuant to the Support Agreement, Frankenius Equity has agreed to vote its shares of Preferred Stock in favor of an amendment to the Certificate of Designations, Preferences and Rights for the Preferred Stock to alter certain of the terms of the Preferred Stock as further described in Item 6 of this Amendment No. 2. The information included in Item 6 of this Amendment No. 2 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A is incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 32,335,246 shares of common stock outstanding as of April 17, 2025, as reported in the Issuer's definitive proxy statement, filed with the SEC on April 30, 2025; (ii) 435,853 shares of common stock issuable upon conversion of Series A preferred stock; and (iii) 65,915 shares of common stock issuable upon conversion of dividends within 60 days of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer's common stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Tender and Support Agreement

Pursuant to the terms of the Support Agreement, the Issuer agreed to (i) initiate an exchange offer (the "Exchange Offer") pursuant to a registration statement on Form S-4 to be filed with the SEC to offer all holders of the Preferred Stock the opportunity to exchange their Preferred Stock for common stock, with each share of Preferred Stock offered to be exchanged into a number of shares of common stock equal to the quotient of (A) the sum of (1) $10.00, which is the liquidation preference per share of the Preferred Stock (the "Liquidation Preference"), and (2) all accrued and unpaid dividends per share on the Preferred Stock calculated as if such share remained outstanding on August 10, 2027 and dividends were being paid then, divided by (B) $4.00, and (ii) concurrent with the Exchange Offer, set a special meeting (the "Special Meeting") to submit to the vote of the holders of Preferred Stock an amendment to the Certificate of Designations, Preferences and Rights for the Preferred Stock (the "Amendment") to: (A) add the right of the Issuer to call, at any time, all or any portion of the then-outstanding shares of Preferred Stock for conversion into shares of common stock equal to the quotient of (x) the sum of (1) the Liquidation Preference and (2) all accrued and unpaid dividends per share on the Preferred Stock as of the conversion date, divided by (y) $5.277, which is the current conversion price per share for the Preferred Stock, and (B) eliminate the conversion price reset provision in the Certificate of Designations, Preferences and Rights for the Preferred Stock whereby the conversion price of the Preferred Stock is subject to possible downward adjustment in July 2027. The per share amounts set forth above in this paragraph are subject to adjustment for the same adjustment events as apply to the conversion price for the Preferred Stock and are set forth in the Certificate of Designations, Preferences and Rights for the Preferred Stock. The affirmative vote of the holders representing at least a majority of the outstanding shares of Preferred Stock is required to approve the Amendment.

The Supporting Holders, including Frankenius Equity, collectively hold approximately 55% of the shares of Preferred Stock outstanding and have agreed to tender and exchange all of their shares of Preferred Stock in the Exchange Offer and to vote all of their shares of Preferred Stock to approve or consent to the Amendment and any other proposal required for the adoption of the Amendment or the consummation of the Exchange Offer.

The Issuer has agreed to take all steps reasonably necessary or desirable to commence the Exchange Offer and hold the Special Meeting as soon as practicable. The Support Agreement shall terminate upon the earlier of (i) the date the Issuer 's board of directors or committee thereof determines to no longer pursue the Exchange Offer, and (ii) September 30, 2025.

The foregoing description of the Support Agreement, including the proposed Amendment, which is attached as an exhibit to the Support Agreement, does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Tender and Support Agreement, dated April 30, 2025, by and among TriSalus Life Sciences, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 30, 2025).

## Signatures
- Frankenius Equity AB: /s/ Paul Frankenius, By Paul Frankenius, Board Member and Ultimate Owner (05/02/2025)
- Paul Frankenius: /s/ Paul Frankenius, Paul Frankenius (05/02/2025)